Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit Globe Updates U.S. Shareholders as to How to Accept Self Tender-Offer for Up to 10 Million of its Ordinary Shares

Tel Aviv; March 25, 2019 - Gazit-Globe (TASE: GZT), a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in major urban markets in North America, Brazil, Israel, Northern, Central and Eastern Europe, has provided to its U.S. shareholders updated information concerning its ongoing self-tender offer (the “Tender Offer”). As previously reported in its Form CB filed with the Securities and Exchange Commission (including the English translation of the Israeli tender offer document appended thereto as Exhibit 99.1, which contained additions to address U.S. shareholders), Gazit commenced on March 18, 2019 an offer to purchase up to 10 million ordinary shares —— at a purchase price of NIS 29 (approximately US $8.04) per share. The offer expires at 2 pm (Israel time) on Monday, April 1, 2019.

The closing price of the ordinary shares on the Tel Aviv Stock Exchange on March 17, 2019, the last trading day prior to the launch, was NIS 28.01 (approximately US $7.77) per share. The shares subject to the Tender Offer constitute, as of the current time, 5.3% of Gazit’s issued and outstanding shares. Gazit will fund the purchase of shares in the Tender Offer with available resources.

In order to accept the Tender Offer, a U.S. shareholder needs to transfer his, her or its ordinary shares to a brokerage account on the Tel Aviv Stock Exchange (the “TASE”). Once a TASE brokerage account has been established, the shareholder can request that the broker initiate an acceptance of the Tender Offer. An acceptance of the Tender Offer cannot be effected directly through a U.S. shareholder’s existing brokerage account in the over-the-counter market in the United States.

A U.S. shareholder that desires to accept the Tender Offer should contact (or request that its U.S. broker contact) Gazit’s relationship manager at American Stock Transfer & Trust Company, Gazit’s transfer agent in the United States, at (718) 921-8521, in order to initiate the transfer of shares to the TASE.

Israel Discount Bank Ltd. (the “Lead Coordinator”) serves as the coordinator for the Tender Offer. The offices of the Lead Coordinator with respect to the Tender Offer are 23 Yehuda Halevi Street, Tel Aviv, and the Lead Coordinator can be contacted at telephone at +972-76-8055623, or by fax to +972-76-8890884 in order to answer any questions related to the Tender Offer and how to effect an acceptance of the Tender Offer.

None of Gazit, its Board of Directors, or the Lead Coordinator has made or will make any recommendations to shareholders as to whether to tender or refrain from tendering their shares in the Tender Offer. Shareholders must make their own decision as to whether, and how many shares, they will tender, if any.

Important information regarding the Tender Offer

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell ordinary shares of Gazit.  The Tender Offer described in this press release has not yet been consummated, and there can be no assurances that the Company will consummate the Tender Offer on the terms described in this press release or at all.  The Tender Offer is being made only pursuant to the English translation of the Israeli Tender Offer document, which Gazit has filed with the Securities and Exchange Commission (the “SEC”), as modified in part by the information provided in this press release.  Shareholders and investors should read carefully that document, together with this press release, because they contain important information, including the various terms of, and conditions to, the Tender Offer. Shareholders and investors may obtain a free copy of the English translation of the Israeli Tender Offer document at the SEC’s website at www.sec.gov, at https://www.gazitglobe.com/investor-relations/, or by calling Gazit’s Investor Relations department, at +972-3-694-8000.

About Gazit

Gazit Globe is a leading global real estate company focused on the ownership, management and development of retail and mixed use properties in North America, Brazil, Israel, northern, central and Eastern Europe, located in urban growth markets. Gazit Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-35 index in Israel. As of September 30, 2018, Gazit Globe owns and operates 101 properties, with a gross leasable area of approximately 2.5 million square meters and a total value of approximately NIS 38.6 billion. In addition, as of September 30, 2018, Gazit Globe owned 31.3% of First Capital Realty Inc.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not statements of historical fact. Forward-looking statements herein include those statements regarding Gazit’s ability to execute its operating plan and future financial performance and any other statements that are not statements of historical fact. These statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipates”, “expects,” “will” or comparable terms or the negative thereof. Such statements are based on management’s current estimates, assumptions that management believes to be reasonable, and currently available competitive, financial, and economic data as of the date hereof. Forward-looking statements are inherently uncertain and subject to a variety of events, factors and conditions, many of which are beyond the control of Gazit and not all of which are known to Gazit, including, without limitation, general business and financial risks such as those risk factors described from time to time in Gazit’s reports filed with or furnished to the Israel Securities Authority and Tel Aviv Stock Exchange, which are also available at https://www.gazitglobe.com/investor-relations/. Other risks and uncertainties include those concerning the commencement and completion of the Tender Offer. Investors should keep in mind that Gazit’s financial results in any particular period may not be indicative of future results. Gazit is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.